UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO’s Update

Arlington VA – June 21, 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX ASX trading code: MST).

Metal Storm Limited today released the following statement which will be published in the CEO Corner section of the company website.  The company address is www.metalstorm.com.

David A. Smith - CEO Metal Storm

My last update to shareholders was through my address to the Annual General
Meeting which was published on 25 May and posted on the company website – if haven’t seen it you will find it under the “Company Publications” tab.

This month I am happy to report on a number of developments and ongoing activities within the Company.

Firstly, I can confirm that the sale of the ProCam business has been successfully completed, with resulting proceeds of sale of approximately
US$800,000 in cash (net of satisfying balance of retained liabilities) and a reduction in ongoing operating costs, both of which will help to extend our reserves.  We will continue to have access to the skills and experience of
ProCam through its new owners, who are keen to continue the association with
Metal Storm.  This means we can continue to utilize ProCam to support our operations in the US with high quality parts and components for our prototype systems, without the cost and distraction of running a machining business.  I believe this is a good outcome on both counts.

Live fire demonstrations of an Area Denial Weapons System (ADWS) Capability
Demonstrator were recently conducted in Australia, during which the ADWS simulated targets based on information provided by a computerized sensor system.
The demonstration system comprised four weapon pods, each containing four barrels, networked and linked to a command and control station.  Further information will be provided on this event as soon it has been approved for release by the Australian Department of Defence.

I have previously mentioned that we are in a period of hard engineering work, we take the concepts and prototypes of the past few years and turn them into robust systems capable of being sold as product.  This requires significant detailed work to ensure we meet the rigorous standards demanded by military and homeland security specifications.  Unfortunately, this necessary work is not likely to produce much in the way of exciting news until it is completed and we achieve our goal of securing contracts to take our products to market.

Our munitions development program is continuing, with a number of activities being conducted internally and with other parties to progress our plans for the production of a Metal Storm HE (high explosive) round for testing and eventual certification.  Our objective is to commence live fire trials before the end of this year.  I expect this will then lead us into a number of new areas of commercial opportunity.

The engineering team very recently conducted a live firing in Australia of a more specialized 40mm launcher, the XMS17, which is planned to provide an alternative means of firing stacked less-than-lethal munitions and other specialty projectiles at short ranges for crowd control, homeland security and commercial applications.  This launcher will also allow the engineering team to conduct tests with various types of 40mm less-than-lethal rounds during their development phase.

The planned Dragonfly UAV demonstration has been delayed several times through circumstances out of our control, but which I am still hopeful will occur sometime this year.

I can confirm that we do have several contractual negotiations underway at present in relation to applications of our 40mm technology.  If successful, these contracts will be for the development of specific prototypes which I believe could then lead to more significant orders for the supply of fielded product.

In addition to this, we have submitted a further three proposals in the last month in response to specific requests relating to possible applications of our
40mm weapons systems, each of which I believe has significant potential to open up further business opportunities.

We have also been actively promoting our 40mm weapons systems to the US defense and homeland security markets through participation in industry events and exhibitions.  Recently we have displayed at the Department of Defense’s Force
Protection Equipment Demonstration (FPED) event in Virginia; at the National
Defense Industry Association’s (NDIA) International Infantry & Joint Services
Small Arms Symposium in Atlantic City; and at NDIA’s 3rd Annual Intelligent
Vehicles Systems Symposium in Traverse City.  Coming up, we will be displaying at the Association for Unmanned Vehicle Systems International (AUVSI) Unmanned
Systems Exhibition in Baltimore.  The purpose of participating in these exhibitions is to market our systems to potential industry partners and end-users.

Last week we filed our 2005 annual report on Form 20-F with the US Securities and Exchange Commission.  This is a standard requirement for all foreign companies with shares trading in the US stock market.  The Form 20-F must be filed annually within six months after the fiscal year covered by the report contains detailed information on a range of criteria specified within the Form.
Among other things, it provides descriptions of various elements of the company’s structure, activities, financial reports, market risk factors and current strategy.  A copy can be found on the homepage of the Company website under “Latest Information”.

I continue to monitor the movements in the Company’s share price with concern and reiterate my previous comment that the only way we can effectively deal this is through generating solid, sustainable business outcomes.  I remain totally focused on this task and believe that the company’s efforts in doing hard yards now on product engineering and systems integration will lead to the outcomes we need to drive both profits and share price.

David Smith
CEO
Metal Storm Limited

              Investor Contact:   Media Contact:
  David Smith    Gregory Pettit
  Metal Storm Limited   Hill & Knowlton
  TEL: 703 248 8218   TEL: 212 1885 0300
  dsmith@metalstorm.com  gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: June 21, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary